350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

July 11, 2025

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth Realty, Inc. Amendment No. 5 to Offering Statement on Form 1-A Filed June 20, 2025 File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated June 27, 2025, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 6 (“Amendment #6) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amendment No. 5 to Offering Statement on Form 1-A

General

1. We note your revised disclosure regarding the Worthy Wealth website not being “specific” to you. It appears that the website covers various offerings, including this offering. For example, the website discusses securities “backed by real estate” and “secured by properties in high-demand markets.” Please clarify whether the website’s discussion of investment opportunities include the Worthy Wealth Realty, Inc. offering. If it does, please provide the relevant screenshots and exhibits as requested in comment 4 of our letter dated May 13, 2025. If not, please revise to so state.

Response:

The Worthy Wealth website does not include promotions with respect to the Company offering under the Offering Statement. Worthy Wealth is a company that presently has a subsidiary, Worthy Wealth Senior Living, Inc., with a qualified offering under Regulation A, that intends to invest in various types of real estate investments as stated in its qualified 1-A Offering Statement. Further, Worthy Wealth intends, based on the success of its Regulation A offering, to acquire two additional subsidiaries that are also involved in investing in various types of real estate. Even further, Worthy Wealth’s 1-A Offering Statement makes clear that it intends to form additional subsidiaries with the goal of investing in targeted real estate investments. Thus, the Company believes that Worthy Wealth’s statements with respect to potential offerings or investment types simply address Worthy Wealth’s overall business model, and have nothing specifically to do with the Company’s present Offering Statement. Notwithstanding the foregoing, Worthy Wealth has updated its website to eliminate references to types of real estate investments that are not presently being engaged in by Worthy Wealth Senior Living, Inc., for the sake of clarity.

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Management’s Discussion and Analysis of Financial Condition

Plan of Operations, Page 28

2. We note your response to prior comment 3, stating that “[i]t is not yet possible to determine the percentage of each type of investment that will constitute the 95%.” Please revise to identify the factors you anticipate considering in making the determination of how much of the 95% will be earmarked for co-investments as opposed to mortgage loans. In this regard, it appears that the business model for investing in mortgage loans could be significantly different from the co-investment model described in more detail. For example, it is unclear what types of commercial or retail mortgage loans will be acquired, and based on the 14%-17% interest rate, it appears that the mortgage loans being targeted may be subprime. Please revise to clarify. Please also revise your use of proceeds section to clarify why you are unable to provide a quantified breakdown of the 95%. Refer to Item 9(c) of Form 1-A.

Response:

The Company’s singular business model is that of making secured real estate investments in housing development projects at attractive returns to the Company and its bondholders. The allocation of types of investments among those described in the Offering Statement is not presently determinable.

Upon qualification of the Offering Statement and commencement of sale of the Company’s bonds, the Company will be entertaining investment proposals from a variety of sources. Upon initial positive interest the Company will proceed to structure the potential investment as either equity with a current return (i.e. Tenant-in-Common co-investment) or a mortgage loan. The form of investment structure will depend on the specifics of the investment opportunity. Accordingly, the Company’s allocation of investment resources is likely to change from time to time.

Regarding the Company’s potential to invest in mortgage loans, the structure will involve secured loans to experienced housing developers at not more than 70% of fair market value. While the Company expects returns in excess of prime rate it does not consider such proposed loans to be “subprime” in that the borrowers will have average or better credit risk profiles and will not have a material possibility of default. Further, the Company’s anticipated interest rates in mortgage loans are supported by the timing and business value of the Company’s loans. Many of the Company’s loans are expected to be “taken out” by banks at lower interest rates as the development project proceeds and generates initial revenue. The Company’s mortgage loans will be exclusively to experienced housing developers and will be supported by the considerable property value in excess of the amount of the loan and not current project cash flow of the borrower.

In Amendment 6 the Company has revised the Offering Statement accordingly to provide more clearly for the foregoing.

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Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours, Clint J. Gage

CJG:sm